New Horizons Worldwide, Inc.

June 3, 2008

Mr. Kyle Moffatt
Securities and Exchange Commission
Mail Stop 3720
450 Fifth Street
Washington D.C. 20549

Re:	New Horizons Worldwide, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 28, 2008
File No. 0-17840

Dear Mr. Moffatt:

On behalf of New Horizons Worldwide, Inc., a Delaware corporation, we hereby respond to the comment letter from the staff of the Securities and Exchange Commission dated May 20, 2008. In our letter we refer to New Horizons Worldwide, Inc., the registrant, as the “Company” and to the staff of the Securities and Exchange Commission as the “Staff”. Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff’s letter.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

System-wide Revenues, page 19

1.     It appears that your presentation of system-wide revenues is a non-GAAP financial measure in accordance with Item 10(e) of Regulation S-K.  As such please provide disclosure necessary to comply with Item 10(e)(1)(i) of Regulation S-K.

The Company acknowledges the Staff’s comment, but respectfully disagrees with the Staff’s conclusion that system-wide revenues is a non-GAAP financial measure as defined by Item 10(h)(2) of Regulation S-K.  As set forth in Item 10(h)(2), a “non-GAAP financial measure” is “a numerical measure of a registrant’s historical or future financial performance, financial position or cash flow that …”  The Company submits that system-wide revenues do not in fact constitute such a measure, as they do not measure the Company’s performance.  Indeed, most of the amount defined as system-wide revenues consists of amounts received and retained by the Company’s franchisees.

Rather than viewing system-wide revenues as a non-GAAP financial measure, the Company believes that they are more accurately characterized as an “operating [or] other statistical measure” as defined in Item 10(h)(2)(ii) of Regulation S-K, .   The SEC’s adopting release for Regulation G (Release No. 33-8176; 34-47226) provides as examples of operating and other statistical measures “unit sales, numbers of employees, numbers of subscribers, or numbers of advertisers,” and the Company believes that it is accurate to analogize system-wide revenues to unit sales or even number of subscribers or number of employees - a “gross” statistic that indicates the resource from which the Company’s actual revenues are generated.  Providing this information allows investors to understand the overall health of the New Horizons brand and network, particularly given that the Company’s increased focus on franchise operations means that the growth of the franchise network has a very significant and direct impact on the amount of franchise royalties revenue generated for the Company.  .

Consolidated Statements of Cash Flows, page 31

2.     Tell us your basis in accounting literature for classifying all of your changes in restricted cash as operating activities.  We note on page 29 that the restricted cash is a non-current asset.

The Company acknowledges and agrees with the Staff’s comment.  The Company requests that it be permitted to comply with this presentation for changes in restricted cash as investing activities on a prospective basis.

1.     Organization and Summary of Significant Accounting Policies, page 33

(e)  Reclassifications, page 33

3.     Provide us with detail regarding your reclassifications.  Your response should disclose the amount of each reclass and the reason for the reclass.

The Company acknowledges the Staff’s comment.

The Company has provided the amounts of each reclass and has included further disclosures to explain the reclasses in more detail.

(e)           Reclassifications

The following reclassifications were made to conform prior year financial statements to the 2007 presentation. None of the reclassifications had an impact on total assets, total equity, cash flows or earnings per share.

Certain items previously reported by the Company with respect to December 31, 2006 and 2005 balances have been reclassified to conform to the presentation of such items for December 31, 2007. Specifically, the Company reflected a reclassification of expenses from selling, general and administration (“SG&A”) expenses to cost of revenues of $3,350 and $6,118 for the years ended December 31, 2006 and 2005, respectively.  This reclassification followed an analysis of the components of SG&A, where it was determined that some expenses included in SG&A were directly related to certain revenues and hence were more properly included in the cost of revenues.

For the years ended December 31, 2006 and 2005, cash paid for income taxes on the Consolidated Statements of Cash Flows was increased by $679 and $734, respectively, to include cash withheld at source for foreign income taxes.  This reclassification was made to show the full extent of taxes paid or withheld at source.  This gross presentation of the amount of taxes paid, rather than the original presentation of direct cash paid for income taxes, is a more complete indication of the Company’s tax payments.

For the year ended December 31, 2006, capital lease payments of $31 on the Consolidated Statements of Cash Flows has been reclassed to Other Liabilities as an increase to cash used in operating activities.  The Company determined that the aggregation of immaterial amounts improved the presentation by allowing the reader to focus on the more significant aspects of the Company’s Statement of Cash Flows.

Prior to December 31, 2006, inventories were stated at the lower of cost or market using the first-in, first-out (“FIFO”) method.  At December 31, 2007 the remaining inventory of $9 was expensed due to immateriality. Consequently, the inventory balances of $229 at December 31, 2006 were reclassified to Other Current Assets.

Finally, the Consolidated Balance Sheet at December 31, 2006, reflects a reclassification of $5,611 from Additional paid-in capital to Convertible preferred stock Series B to reflect the carrying amount of these shares.   The Company initially classified all of the net proceeds from the issuance of Convertible preferred stock Series B as Additional Paid-in Capital.  The Company subsequently determined this was an incorrect presentation, and thus the reclassification was made to correct this misclassification.  There was no change to the Company’s total shareholder’s deficit for the year ended December 31, 2006.

(j)  Revenue Recognition, page 35

4.     We note your statement that you recognized revenues derived from fees based on a percentage of the covered training, when the ELS program is sold.  Please clarify that statement and tell us your basis in accounting literature.

The Company acknowledges the Staff’s comments.

The Company is simply an intermediary for training sold through the ELS program.  The Company provides invoicing and collection services to customers desiring training services in multiple locations on behalf of its franchisees, and receives a stipulated 15% fee for this service from its franchisees.  This fee is recognized as revenue in accordance with SAB 104, Revenue Recognition, when it is realized or realizable and earned.  This occurs when the customer is invoiced.   The Company requests that it be permitted to clarify this presentation for revenue recognition on a prospective basis.

5.     We note that you recognize revenues for training vouchers, club membership, technical certification and bootcamp programs based on the results of student attendance analyses you perform.  We also note on page 24 that you take a sample of “15% of the sales transactions for these products…to determine the number of courses delivered under each agreement and the time period between each course date and the invoice date.”  Please tell us the nature of each program and why your accounting is appropriate.  Refer to your basis in the accounting literature.  Also, tell us what is meant by “the time period between each course date and the invoice date.”  Further, tell us what is meant by your allowance of “a period of one-year from the date of sale before performing student attendance analyses” and accounting basis for this allowance.

The Company acknowledges the Staff’s comments.

The Company recognized revenue for these programs as the services are rendered based on historical attendance rates. For a new program, when historical rates are not available, revenues are recognized on a straight line basis.

Program Nature:

Training Vouchers – prepaid coupons purchased by companies for their employees to use towards various to-be-determined training courses.  The Company uses the redemption of these vouchers as a way to determine the period of time between the coupon sale date and the delivery of service by the Company. Revenues are recognized as the services are performed over the redemption period, typically not to exceed one year.

Club Memberships – ways for companies and individuals to purchase the right to use our products for a specified period of time at a discounted rate. These revenues are recognized as the services are performed over the life of the program on a straight-line basis.

Technical Certifications – programs designed towards helping students achieve their certification in certain technical programs or applications.  Technical Certifications are often sold as part of a program of several related certifications required to achieve a certain proficiency level.  These revenues are recognized as the services are performed over the average period of time each Technical Certification course takes to complete.  The Company defines “the time period between the invoice date and each course date” as the Certification period over which revenues are earned.

Bootcamps –an expedited broad curriculum (similar to executive MBA programs) typically ranging from 6 months to 1 year.  These revenues are recognized as the services are performed over the life of the program on a straight-line basis.

For Training Vouchers and Technical Certifications, each quarter, the Company selects a random sample of 15% from the universe of those sales transactions that are at least one year old.  The reason the Company limits its selection to programs at least one year old is to include in our sample only mature programs, i.e. where the student has had an opportunity to complete the program.  The Company randomly samples, on average, over 900 of these transactions each quarter.  The Company has calculated that these samples, under a normal distribution, provide for two standard deviations from the mean generating a 95% confidence in the Company’s sample size.  Due to the randomness of the Company’s sample for each quarter and the number of transactions sampled each quarter, the Company, along with their independent auditors, Squar, Milner, Peterson, Miranda, and Williamson, LLP, believe these estimates, developed consistently each quarter, are statistically valid and are representative of the entire population of programs.

(n)  Goodwill, page 38

6.     We note your reference to the use of an outside valuation consultant.  While you are not required to make reference to outside valuation consultants, when you do you should also disclose the name of the expert.  If you decide to delete your reference to outside valuation consultant, you should provide disclosures that explain the method and assumptions used by management to determine the valuation.  Please confirm to us in your response letter that the expert is aware of being named in the filing and comply with this comment regarding references to outside valuation consultant in future filings.  Please comply with this comment wherever you mention outside valuation consultants throughout the filing.

The Company will comply with the Staff’s comment as it relates to the presentation to delete the Company’s reference to an outside valuation consultant and include a disclosure explaining the methods and assumptions used by management to determine the valuation.  The Company requests it be allowed to comply with this presentation for future filings.

(n)          Goodwill

Pursuant to SFAS No. 142 “Goodwill and Other Intangible Assets,” the Company ceased amortizing goodwill as of January 1, 2002.  Goodwill balances, when is attributable to the Company’s franchising reporting unit, is tested for impairment annually as of December 31 of each year and on an interim basis if events or circumstances exist which suggest that goodwill may be impaired.  Factors the Company considers important which could trigger an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of acquired assets or the strategy for the overall business, and significant negative industry or economic trends.  Both the income approach and the market approach are utilized.

Management considers the appropriate reporting unit to be the enterprise itself.  In our analysis of the Company, we have taken into consideration the income and cash-generating capability of the Company. Typically, an investor contemplating an investment in a company with income and cash-generating capabilities similar to the Company will evaluate the risks and returns of the investment on a going-concern basis. After considering all approaches to value, we have utilized the discounted cash flow income-based methodology (“Income Approach”) and the guideline public company market-based methodology (“Market Approach”).  In applying each valuation methodology, we focus on determining the market value of total capitalization

The income approach values a business based upon the future benefits that will accrue to it, with the value of the future economic benefits discounted back to a present value at some appropriate discount rate. The discount rate reflects all the risk of ownership and the associated risks of realizing the prospective economic income stream.  A discounted cash flow analysis forecasts future revenues and the free cash flow associated with those revenues. Free cash flow is defined as net operating profit after tax from continuing operations, after considering the investment in working capital and fixed assets that would be required to sustain operations. The forecast free cash flows are then discounted back, at an appropriate discount rate, to determine the present value of the expected cash flows.

The market approach values a business by reference to guideline companies, for which values are known. The guideline public company methodology derives valuation multiples from the operating data and share prices of similar publicly traded companies. These valuation multiples are evaluated and adjusted based upon the relative strengths and weaknesses of the guideline public companies and the subject company. Once evaluated, the valuation multiples are then applied to the operating data of the subject company to derive a range of values.

14.  Commitments and Contingencies

(c)  Litigation, page 66

7.     We note your statement that you will pay Edusoft a total of $375,000 payable over the next two years and issue Edusoft 37,000 restricted shares of your common stock.  Expense totaling $75,000 was recognized with respect to these shares.  In this respect, please confirm that you have expensed the entire $375,000.  If not, tell us why and refer to your basis in accounting literature.

The Company acknowledges the Staff’s comment.

The Company confirms that it expensed the present value of the payments totaling $375 payable to Edusoft in the fourth quarter of 2007, in addition to the stock granted.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (484) 567-3039 or Joseph DiPlacido at (484) 567-3043.

Very truly yours,

/s/ Charles J. Mallon

Charles J. Mallon
Executive Vice President and Chief
Financial Officer